

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 3, 2015

Mr. David B. Wyshner
Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

> **Re: Avis Budget Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-10308**

Dear Mr. Wyshner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Note 8. Income Taxes, page F-21

1. You disclose on page F-22 that you recognized a $98 million income tax benefit from the resolution of a prior-year income tax matter and it reduced your effective tax rate by 25.6%. Please describe the nature of this item in further detail. We may have further comments.

Note 19. Segment Information, page F-40

2. On page F-41, you disclose revenue and long-lived assets by geographic location for the United States and All Other Countries. Please confirm if there were any individual foreign countries that were material. If so, revise to disclose revenue and long-lived assets from such countries separately pursuant to ASC 280-10-50-41.

3.   We note your discussion about your various brands in your disclosures and in your earnings calls. Please tell us your consideration to disclose revenue by product and service (or group of similar products and services) pursuant to the entity-wide disclosure requirements of ASC 280-10-50-40. In your response, please provide us with the amount of revenue earned by brand and describe the similarities and differences in your brands.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure